Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Twelve Weeks Ended
	November 18, 2017	November 19, 2016
Earnings:
Income before income taxes	$429,865	$425,596
Fixed charges	61,620	54,946
Less: Capitalized interest	(283)	(200)

Adjusted earnings	$491,202	$480,342

Fixed charges:
Gross interest expense	$37,910	$32,118
Amortization of debt origination fees	1,999	1,950
Interest portion of rent expense	21,711	20,878

Fixed charges	$61,620	$54,946

Ratio of earnings to fixed charges	8.0	8.7

	2017 (52 weeks)	2016 (52 weeks)	2015 (52 weeks)	2014 (52 weeks)	2013 (53 weeks)
Earnings:
Income before income taxes	$1,925,489	$1,912,714	$1,802,612	$1,662,714	$1,587,683
Fixed charges	253,751	238,389	236,996	249,513	265,108
Less: Capitalized interest	(1,247)	(909)	(963)	(1,041)	(1,303)

Adjusted earnings	$2,177,993	$2,150,194	$2,038,645	$1,911,186	$1,851,488

Fixed charges:
Gross interest expense	$150,960	$142,981	$146,777	$163,544	$180,085
Amortization of debt origination fees	8,369	7,980	6,230	6,856	8,239
Interest portion of rent expense	94,422	87,428	83,989	79,113	76,784

Fixed charges	$253,751	$238,389	$236,996	$249,513	$265,108

Ratio of earnings to fixed charges	8.6	9.0	8.6	7.7	7.0

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